Grupo Financiero|Galicia



FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
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www.gfgsa.com
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           Grupo Financiero Galicia S.A. Calls a Shareholders' Meeting
                             to Increase Its Capital

Buenos Aires, Argentina, December 1st, 2003, Grupo Financiero Galicia S.A. (Buenos Aires Stock Exchange / NASDAQ: GGAL, "Grupo Galicia") calls an ordinary and extraordinary shareholders' meeting to take place on January 2nd 2004 at 12:00 a.m. in Peron 525 10(degree)Floor, Buenos Aires, to increase its share capital.

As mentioned on November 25th, within the restructuring of the foreign currency debt subject to foreign law of Banco de Galicia y Buenos Aires S.A. (the "Bank"), a 93.59% subsidiary of Grupo Galicia, the Board of Directors will recommend to its shareholders a capital increase.

The capital increase will consist in the issuance of up to 149 million mandatorily convertible preferred shares in exchange for cash or up to US$100 million of nominal value in subordinated debt of the Bank. The mandatorily convertible preferred shares will mandatorily convert into Class B shares of Grupo Galicia on the first anniversary of their issuance. The subscription price will be determined by the Board of Directors within the range of prices that the shareholders will determine.